Boston Brussels Chicago Düsseldorf London Los Angeles Miami Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Heidi Steele Attorney at Law hsteele@mwe.com 312.984.3624

September 13, 2006

VIA FACSIMILE AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ibolya Ignat

Re:	First Mercury Financial Corporation

Amendment No. 2 to Form S-1 Registration Statement

File No. 333-134573

Ladies and Gentlemen:

On behalf of our client, First Mercury Financial Corporation (the “Company”), in connection with your oral request for additional information regarding the Company’s response to the comment 13 of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) which was provided in a letter from the Company to the Staff, dated August 23, 2006, the following is a brief timeline of the process undertaken by the Company in determining whether to proceed with an initial public offering.

Timeline

o             August 17, 2005: Date that Glencoe Capital acquired over 50% of the capital stock of First Mercury Holdings, Inc. the parent corporation of the Company.

September 13, 2006

o             November 2005: The Company interviews advisors to help the Company with strategic planning, including an evaluation of the long range financial needs of the Company.

o             March 21, 2006: Selection of investment bank to assist the Company in an initial public offering.

o             May 30, 2006: Filing of the Company’s registration statement on Form S-1. Filing the registration statement put the Company in a position to move forward with an initial public offering if market conditions are right, but does not diminish Glencoe’s control over the Company. Glencoe remains in control of the Company and has ultimate decision power to determine whether market conditions and other factors are optimal before deciding to proceed. If Glencoe initially decides to proceed with an initial public offering and subsequently finds the market clearing price is lower than it believes is equitable, Glencoe has control to terminate the offering.

o             August and September 2006: The Company continues to evaluate whether to proceed with the initial public offering. Glencoe continues to have majority control over the Company.

Please do not hesitate to contact the undersigned at (312) 984-3624 if you have further questions or comments.

Sincerely,

/s/ Heidi J. Steele

Heidi J. Steele

Enclosures

Cc:	Mary K. Fraser
Richard Smith
Louis Manetti, Glencoe Capital
Edward Best, Mayer Brown Rowe & Maw